SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

eLoyalty Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share,

Having an Exercise Price of $3.00 or More
(Title of Class of Securities)

29015110

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Kelly D. Conway

President and Chief Executive Officer
eLoyalty Corporation
150 Field Drive
Suite 250
Lake Forest, Illinois 60045
(847) 582-7000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Deidra D. Gold Vice President and General Counsel eLoyalty Corporation 150 Field Drive Suite 250 Lake Forest, Illinois 60045 (847) 582-7000	R. Cabell Morris, Jr. Winston & Strawn 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$2,829,519	$566

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 6,580,275 shares of common stock of eLoyalty Corporation having an aggregate value of $2,829,519 as of October 10, 2001 will be issued, subject to restricted stock awards and installment stock awards, in exchange for the maximum 6,580,275 options eligible to be exchanged pursuant to the offers described herein. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1.	Summary Term Sheet

      The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated October 12, 2001 and attached hereto as Exhibit (a)(1) (the “Offer to Exchange”) and in the Concurrent Offer to Exchange, dated October 12, 2001 and attached hereto as Exhibit (a)(2) (the “Concurrent Offer to Exchange” and, together with the Offer to Exchange, the “Offers to Exchange”) is incorporated herein by reference.

Item 2.	Subject Company Information

      (a)  The name of the issuer is eLoyalty Corporation, a Delaware corporation (the “Company”), and the address of its principal executive office is 150 Field Drive, Suite 250, Lake Forest, Illinois 60045, and its telephone number is (847) 582-7000. The information set forth in each of the Offers to Exchange under Section 9 (“Information About eLoyalty Corporation”) is incorporated herein by reference.

      (b)  This Tender Offer Statement on Schedule TO relates to two concurrent offers by the Company to its employees to exchange, for compensatory purposes, (1) all options outstanding under the Company’s 1999 Stock Incentive Plan (the “1999 Plan”) and 2000 Stock Incentive Plan (the “2000 Plan” and, together with the 1999 Plan, the “Option Plans”, in each case, as amended through the date hereof) exercisable for shares of the Company’s common stock, par value $0.01 per share (“Option Shares”), having an exercise price per share of $3.00 or more (the “Options”), for (2) (x) with respect to the Company’s U.S. employees, shares of the Company’s restricted common stock that will be granted either under the 1999 Plan or the 2000 Plan, depending on which of the Option Plans the options originally were issued under (the “Restricted Stock”), upon the terms and subject to the conditions described in the Offer to Exchange, and the related election form attached hereto as Exhibit (a)(4) (the “Election Form” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), and (y) with respect to the Company’s non-U.S. employees, rights to receive shares of the Company’s common stock that will be granted either under the 1999 Plan or the 2000 Plan, depending on which of the Option Plans the options originally were issued under (the “Installment Stock Awards”), upon the terms and subject to the conditions described in the Concurrent Offer to Exchange, and the related cover letter attached hereto as Exhibit (a)(5) (the “Concurrent Election Form,” and, together with the Concurrent Offer to Exchange, as they may be amended from time to time, the “Concurrent Offer”). The Offer and the Concurrent Offer collectively are referred to herein as the “Offers.” The Option Plans are considered employee benefit plans as defined in Rule 405 under the Securities Act of 1933. As of October 8, 2001, there were options to purchase 6,580,275 shares of the Company’s common stock outstanding and eligible to participate in the Offers. The information set forth in each of the Offers to Exchange under Section 1 (“Number of Shares of [Restricted Stock] [Common Stock Subject to Installment Stock Awards]; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Cancellation; [Issuance of Restricted Stock] [Grant of Installment Stock Awards]”) and Section 8 (“Source and Amount of Consideration; Terms of [Restricted Stock] [Installment Stock Awards]”) is incorporated herein by reference.

      (c)  The information set forth in each of the Offers to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

      (a)  The filing person is the subject company in each of the Offers. The information set forth under Item 2(a) above and Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) is incorporated herein by reference.

Item 4.	Terms of the Transaction

      (a)  The information set forth in each of the Offers to Exchange under “Summary Term Sheet,” Section 1 (“Number of Shares of [Restricted Stock] [Common Stock Subject to Installment Stock Awards]; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election; Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Cancellation; [Issuance of Restricted Stock] [Grant of

Common Stock Subject to Installment Stock Awards]”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of [Restricted Stock] [Common Stock Subject to Installment Stock Awards]”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

      (b)  The information set forth in each of the Offers to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements

      (a)  The information set forth in each of the Offers to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

      (a)  Each of the Offers is being conducted for compensatory purposes as described in the respective Offer to Exchange. The information set forth in each of the Offers to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

      (b)  The information set forth in each of the Offers to Exchange under Section 5 (“Acceptance of Options for Exchange and Cancellation; [Issuance of Restricted Stock] [Grant of Common Stock Subject to Installment Stock Awards]”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

      (c)  The information set forth in each of the Offers to Exchange under Section 2 (“Purpose of the Offer”) and is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

      (a)  The information set forth in each of the Offers to Exchange under Section 8 (“Source and Amount of Consideration; Terms of [Restricted Stock] [Common Stock Subject to Installment Stock Awards]”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

      (b)  The information set forth in each of the Offers to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

      (d)  Not applicable.

Item 8.	Interest in Securities of the Subject Company

      (a)  The information set forth in each of the Offers to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) is incorporated herein by reference.

      (b)  The information set forth in each of the Offers to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used

      (a)  Not applicable.

Item 10.	Financial Statements

      (a)  The information set forth in each of the Offers to Exchange under Section 9 (“Information About eLoyalty Corporation”) and Section 16 (“Additional Information”), on pages 33 through 50 of the Company’s 2000 Annual Report to Stockholders (the “Annual Report”), and pages 1 through 7 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001 (the “Quarterly Report”) is incorporated herein by reference.

      (b)  Not applicable.

Item 11.	Additional Information

      (a)  The information set forth in each of the Offers to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

      (b)  Not applicable.

Item 12.	Exhibits

(a)(1)	Offer to Exchange, dated October 12, 2001.
(a)(2)	Concurrent Offer to Exchange, dated October 12, 2001.
(a)(3)	Form of Cover Letter to Eligible U.S. Employees and Summary of Procedures.
(a)(4)	Form of Cover Letter to Eligible Non-U.S. Employees and Summary of Procedures.
(a)(5)	Form of Election Form.
(a)(6)	Form of Concurrent Election Form.
(a)(7)	Pages 33 through 50 of the eLoyalty Corporation Annual Report to Stockholders, included in the Company’s Annual Report on Form 10-K for its fiscal year ended December 30, 2000 (the “Annual Report”), filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2001 and incorporated herein by reference (File No. 0-27975).
(a)(8)	Pages 1 through 7 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001 (the “Quarterly Report”), filed with the Commission on August 14, 2001 and incorporated herein by reference (File No. 0-27975).
(a)(9)	Section 83(b) Tax Election Form.
(b)	Not applicable.
(d)(1)	eLoyalty Corporation 1999 Stock Incentive Plan (as Amended and Restated as of February 28, 2001), filed as Exhibit 10.16 to the Annual Report, filed with the Commission on March 20, 2001 and incorporated herein by reference (File No. 0-27975).
(d)(2)	eLoyalty Corporation 2000 Stock Incentive Plan (as Amended and Restated as of September 24, 2001).
(d)(3)	Form of Restricted Stock Award (included as Annex A to Exhibit (a)(1) and incorporated herein by reference).
(d)(4)	Form of Installment Stock Award (included as Annex A to Exhibit (a)(2) and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

      (a)  Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

eLOYALTY CORPORATION

By:	/s/ KELLY D. CONWAY

Name: Kelly D. Conway
Title: President and Chief Executive Officer

Date: October 12, 2001

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated October 12, 2001.
(a)(2)	Concurrent Offer to Exchange, dated October 12, 2001.
(a)(3)	Form of Cover Letter to Eligible U.S. Employees and Summary of Procedures.
(a)(4)	Form of Cover Letter to Eligible Non-U.S. Employees and Summary of Procedures.
(a)(5)	Form of Election Form.
(a)(6)	Form of Concurrent Election Form.
(a)(7)	Pages 33 through 50 of the eLoyalty Corporation Annual Report to Stockholders, included in the Company’s Annual Report on Form 10-K for its fiscal year ended December 30, 2000 (the “Annual Report”), filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2001 and incorporated herein by reference (File No. 0-27975).
(a)(8)	Pages 1 through 7 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001 (the “Quarterly Report”), filed with the Commission on August 14, 2001 and incorporated herein by reference (File No. 0-27975).
(a)(9)	Section 83(b) Tax Election Form.
(b)	Not applicable.
(d)(1)	eLoyalty Corporation 1999 Stock Incentive Plan (as Amended and Restated as of February 28, 2001), filed as Exhibit 10.16 to the Annual Report, filed with the Commission on March 20, 2001 and incorporated herein by reference (File No. 0-27975).
(d)(2)	eLoyalty Corporation 2000 Stock Incentive Plan (as Amended and Restated as of September 24, 2001).
(d)(3)	Form of Restricted Stock Award (included as Annex A to Exhibit (a)(1) and incorporated herein by reference).
(d)(4)	Form of Installment Stock Award (included as Annex A to Exhibit (a)(2) and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.